March 28, 2025

Terrance Coyne
Chief Financial Officer
Royalty Pharma plc
110 East 59th Street
New York, NY 10022

        Re: Royalty Pharma plc
            Form 10-K for the year ended December 31, 2024
            Filed February 12, 2025
            File No. 001-39329
Dear Terrance Coyne:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Management's Discussion and Analysis
Critical Accounting Policies and Use of Estimates, page 71

1. You disclose on page 99 that in 2024 you refined your methodology to value your financial royalty assets. Please address the following regarding this change in methodology, with a view to revising your disclosures in future filings:
           Identify and to the extent possible quantify how this change impacted your valuation of financial royalty assets in 2024 and in subsequent periods compared to your previously used methodology. Refer to Item 303(b)(3).
           You disclose that your decision to begin using the Monte Carlo model "given the growing complexity of the portfolio." Explain how your use of the model impacts the valuation outcomes for your traditional royalty assets compared to your synthetic royalty assets.
           As part of your response, please provide your proposed disclosure changes to be made in future filings.
 March 28, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences